UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34885 / April 12, 2023

In the Matter of

THE RBB FUND, INC.
THE RBB FUND TRUST
615 East Michigan Street
Milwaukee, Wisconsin 53202

QUASAR DISTRIBUTORS LLC
111 East Kilbourne Avenue, Suite 2200
Milwaukee, Wisconsin 53202

F/M INVESTMENTS LLC, DBA NORTH SLOPE CAPITAL LLC
3050 K Street, North West, Suite 201
Washington, DC 20007

(812-15440)

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

The RBB Fund, Inc., The RBB Fund Trust, Quasar Distributors LLC, and F/m Investments LLC, DBA North Slope Capital LLC filed an application on February 28, 2023, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act. The order permits: (a) the Funds (as described in the Reference Order (as defined below)) to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value; (c) certain Funds to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in connection with the purchase and redemption of creation units. The relief in the Order would incorporate by reference terms and conditions of the same relief of a previous order granting the same relief sought by applicants, as that order may be amended from time to time ("Reference Order").[1]

On March 14, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34853) (the "Notice"). The Notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of The RBB Fund, Inc., The RBB Fund Trust, Quasar Distributors LLC, and F/M Investments LLC, DBA North Slope Capital LLC (File No. 812-15440),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary

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[1]   Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (November 14, 2019) (notice) and 33710 (December 10, 2019) (order).